SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS jkaufman@stblaw.com

May 6, 2011

VIA EDGAR TRANSMISSION

Ms. Aslynn Hogue

Ms. Amanda Ravitz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Accellent Inc.
Registration Statement on Form S-4
File No. 333-173112

Dear Ms. Hogue and Ms. Ravitz:

On behalf of Accellent Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 12, 2011 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-4 filed on March 25, 2011 (as amended, the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and certain general updates.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

General

1.	We note that you are registering the exchange of 10% Senior Subordinated Notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

In response to the Staff’s comment, we are filing with Amendment No. 1 the requested supplemental letter on behalf of the Company. The supplemental letter states that the Company is registering the exchange offer in reliance on your positions contained in the referenced letters and includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Exchange Offer, page 37

2.	Your disclosure, such as in this section and on page 94, appears to indicate that your affiliates may participate in this exchange offer. Please tell us how participation by your affiliates in this offering is consistent with the no-action letters on which you intend to rely. Alternatively, if no affiliates will participate in the exchange, please amend your disclosure in this section and elsewhere, as appropriate, to remove any implication to the contrary.

In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 10 and 94 of Amendment No. 1.

Exhibit 5.1

3.	Please file a revised opinion that does not include the qualification in the first sentence on page 3. In addition, please tell us why the qualifications in the remainder of the paragraph are appropriate or remove them.

In response to the Staff’s comment, the Company has filed a revised opinion of Simpson Thacher & Bartlett LLP that omits the qualifications referenced in the Staff’s comment.

Exhibit 5.2

4.

Please have counsel confirm its understanding that the reference to the laws of Tennessee on page 3 includes applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations. Also, address this comment as applicable to the last paragraph on page 3 of Exhibit 5.1 and the first paragraph on page 2 of Exhibit 5.3.

In response to the Staff’s comment, we refer to the conversation between Simpson Thacher & Bartlett LLP, Hogan Lovells US LLP and the Staff on May 2, 2011.

5.	Please explain the need for the proviso clause in opinion 3 on page 2. In addition, please tell us why the qualification in paragraph (f) is appropriate or remove it.

In response to the Staff’s comment, Bass, Berry & Sims PLC (“BBS”) has provided the Company and us with the following explanation:

The proviso clause to opinion 3 consists of two parts, (a) and (b). BBS has divided its explanation into corresponding (a) and (b) subsections, found below. The Staff’s comment regarding the qualification in paragraph (f) is discussed in subsection (c) below.

(a). Subclause (a) states that BBS expresses no opinion as to compliance with Section 48-249-306 of the Tennessee Revised Limited Liability Company Act (the “Revised Act”). This proviso is one customarily given by BBS under similar circumstances, and has been included in multiple prior opinions that BBS has given as special Tennessee counsel to Machining Technology Group, LLC (“MTG”). MTG is a Tennessee limited liability company and is subject to the applicable laws of the State of Tennessee, including the Revised Act. Section 48-249-306 is a statutory provision that restricts distributions by a Tennessee limited liability company. Specifically, it provides that:

“(a) No distribution may be made by an LLC, if, after giving effect to the distribution:

(1) The LLC would not be able to pay its debts as they become due in the ordinary course of business; or

(2) The LLC’s total assets would be less than the sum of its total liabilities, other than liabilities for which the recourse of creditors is limited to specified property, plus the amount that would be needed, if the LLC were to be dissolved, wound up and terminated at the time of the distribution, to satisfy the preferential rights upon dissolution, winding up and termination of members and holders of financial rights, whose preferential rights are superior to those receiving the distribution; provided, however, that the value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the total assets of the LLC, only to the extent that the value of the property exceeds such liability.”

Under the Revised Act, a “distribution” is defined broadly to include “a distribution of indebtedness, which includes the incurrence of indebtedness, whether directly or indirectly, including through a guaranty, for the benefit of the

LLC’s members or holders of financial rights, as applicable.” In the current transaction, MTG is issuing a guaranty, for the benefit of its indirect parent company (the Company) and its affiliates, with respect to the 10% Senior Subordinated Notes due 2017 issued by the Company (the “Guarantees”). The issuance of the Guarantees by MTG may be deemed unlawful pursuant to Section 48-249-306 if, after given effect to the distribution, facts and circumstances exist that would cause MTG to be insolvent under Section 48-249-306(a)(1) or (a)(2).

If a distribution made by a Tennessee limited liability company is deemed to be unlawful under Section 48-249-306, the transaction giving rise to the distribution may be voided. The operation of this statute runs parallel with and operates similarly to applicable fraudulent transfer laws, a topic that is routinely the subject of legal opinion exceptions and qualifications, and provides a similar but distinct means for a court to void certain business transactions under Tennessee law.

(b). Subclause (b) of the proviso to opinion 3 states that BBS expresses no opinion as to the authorization by MTG of any obligation of the Company with respect to any Additional Notes (as defined in the Indenture dated as of October 28, 2010, among Accellent Inc., the guarantors named therein and the Bank of New York Mellon, as Trustee, governing the 10% Senior Subordinated Notes due 2017 (the “Indenture”)). BBS believes that this proviso is appropriate to clarify that its due authorization opinion applies only to the 10% Senior Subordinated Notes due 2017 issued under the Indenture on October 28, 2010, including the exchange notes issued pursuant to the Registration Statement, and specifically, the Guarantees issued by MTG in connection with such 10% Senior Subordinated Notes due 2017 issued on October 28, 2010, but does not apply to any future issuance of any Additional Notes pursuant to any supplemental indenture (which presumably would be addressed by legal opinions prepared at the time of issuance).

(c) In response to the Staff’s comment, that Company has filed a revised opinion of BBS that omits the qualification in paragraph (f).

Exhibit 5.4

6.	Please tell us why the assumption in paragraph (e) and the qualification in paragraph (iv) are appropriate or remove them.

In response to the Staff’s comment, that Company has filed a revised opinion of Snell & Wilmer L.L.P. (“Snell & Wilmer”) that does not include the assumption in paragraph (e) or the qualification in paragraph (iv).

7.	We note paragraph (vi) on page 3. Please file an updated opinion as of the date of effectiveness of the registration statement.

The Company confirms that upon the effectiveness of the registration statement it will re-file an updated opinion of Snell & Wilmer, dated as of the date of such effectiveness.

8.	Refer to assumption d). Please remove the final clause beginning “and the certificates.” Counsel must update its inquiries as necessary to give a clean opinion.

In response to the Staff’s comment, that Company has filed a revised opinion of Snell & Wilmer that does not include the clause beginning “and the certificates” in assumption d).

9.	Remove the first sentence on page 4. Counsel may not attempt to limit reliance.

In response to the Staff’s comment, that Company has filed a revised opinion of Snell & Wilmer that omits the limitation on reliance originally included as the first sentence on page 4.

Exhibit 5.5.

10.	Please remove the reference to laws “normally applicable to transactions of the type referred to in such paragraph.” Counsel must include all applicable state laws in its opinion and should not require investors to accept the risk that certain laws are not covered.

In response to the Staff’s comment, that Company has filed a revised opinion of Venable LLP (“Venable”) omitting the following sentence, previously found on page 3: “Our opinion expressed in paragraph 4(b) above is limited to our consideration of only those Maryland statutes, rules or regulations and those decrees or orders of Maryland governmental authorities, if any, which are normally applicable to transactions of the type referred to in such paragraph.” In opinion 4 on page 3 of the revised opinion, Venable specifies that its opinion covers any Maryland statutes, rules or regulations applicable to the note exchange contemplated by the Registration Statement.

11.	We note the second sentence of the first full paragraph on page 4. Please file an updated opinion as of the date of effectiveness of the registration statement.

The Company confirms that upon the effectiveness of the registration statement it will re-file an updated opinion of Venable, dated as of the date of such effectiveness.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 455-2948 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Joseph H. Kaufman, Esq.

Joseph H. Kaufman, Esq.